                                                                  Exhibit 19.1

To Our Stockholders, Customers, and Employees

     Mueller's net income in the first quarter of 2007 was $18.9 million, or 51 cents per diluted share, which compares with $33.4 million, or 90 cents per diluted share, for the same period of 2006. First quarter net sales for 2007 were $609.8 million compared with $551.0 million in 2006. The increase in net sales was primarily attributable to acquired businesses. The change in net sales was also affected by the increased cost of copper, the Company's principal raw material, which was largely passed through to customers, offset by lower unit volume. The COMEX average price of copper was $2.70 per pound in the first quarter of 2007, which compares with $2.25 in the first quarter of 2006.

     Our Plumbing & Refrigeration segment posted operating earnings of $26.9 million on net sales of $370.0 million, which compares with prior year earnings of $44.2 million on net sales of $386.9 million. Operating margins were affected by higher unit costs on lower production volume. Net sales for the Trading Group trended up but operating income was off slightly. European results overall were profitable on the strength of our trading businesses which continue to perform well.

     Our OEM segment posted operating earnings of $5.5 million during the first quarter of 2007 on net sales of $243.7 million, which compares with operating earnings of $11.0 million on net sales of $168.0 million for the same period in 2006. Our Chinese joint venture reported total operating income of $1.7 million.

     We completed the acquisition of Extruded Metals, a brass rod mill, at the end of February; their results are included in the OEM segment. We are presently rationalizing production with particular emphasis on casting operations. Operations have already been accretive to earnings; however, there are opportunities for additional improvement as we integrate the brass mill operations.

     The housing construction market is undergoing a much anticipated correction which has dampened demand for certain of our products. However, we believe this market will improve later this year or early next year. On the other hand, the commercial construction market remains strong.

Very Truly Yours,

   /s/Harvey L. Karp                      /s/William D. O'Hagan
   Harvey L. Karp                         William D. O'Hagan
   Chairman of the Board                  President and Chief Executive Officer

April 24, 2007


     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.

                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         March 31, 2007          April 1, 2006
                                                     (Unaudited)
Net sales                                $   609,782             $   551,039

Cost of goods sold                           536,578                 457,069
Depreciation and amortization                 10,966                  10,195
Selling, general, and
   administrative expense                     34,927                  34,959
                                          ----------              ----------

Operating income                              27,311                  48,816
Interest expense                              (5,494)                 (4,862)
Other income, net                              4,953                   2,013
                                          ----------              ----------
Income before taxes                           26,770                  45,967
Income tax expense                            (7,857)                (12,602)
                                          ----------              ----------

Net income                               $    18,913             $    33,365
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares
     outstanding                              37,027                  36,691
                                          ==========              ==========

Basic earnings per share                 $      0.51             $      0.91
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              37,144                  37,081
                                          ==========              ==========

Diluted earnings per share               $      0.51             $      0.90
                                          ==========              ==========

Dividends per share                      $      0.10             $      0.10
                                          ==========              ==========

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                         March 31, 2007      December 30, 2006
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   194,489             $   200,471
Accounts receivable, net                     370,957                 281,679
Inventories                                  218,980                 258,647
Other current assets                          32,981                  35,397
                                          ----------              ----------

     Total current assets                    817,407                 776,194

Property, plant, and equipment, net          328,742                 315,064
Other assets                                 187,438                 177,649
                                          ----------              ----------
                                         $ 1,333,587             $ 1,268,907
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $    34,555             $    35,998
Accounts payable                             136,888                  96,095
Other current liabilities                    124,386                 123,426
                                          ----------              ----------

     Total current liabilities               295,829                 255,519

Long-term debt                               308,130                 308,154
Pension and postretirement liabilities        47,447                  36,599
Environmental reserves                         9,197                   8,907
Deferred income taxes                         43,716                  46,408
Other noncurrent liabilities                   2,007                   2,206
                                          ----------              ----------

     Total liabilities                       706,326                 657,793

Minority interest in subsidiaries             22,994                  22,300

Stockholders' equity                         604,267                 588,814
                                          ----------              ----------

                                         $ 1,333,587             $ 1,268,907
                                          ==========              ==========








                                     -3-